                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                              (Amendment No. __)/1/



                     CORT Business Services Corporation
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
  ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  220493-10-0
  ---------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 14, 2000
  ---------------------------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)

          If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following
box   /  /.


          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                             (Page 1 of 11 Pages)

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO.  220493-10-0                    13D             PAGE 2 OF 11 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      C Acquisition Corp.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
       SOURCE OF FUNDS
 4
       WC

------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORANIZATION

       DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,778,518 (see Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,778,518 (see Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      5,778,518 (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      Approximately 44.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      CO
------------------------------------------------------------------------------

                                    13D
  CUSIP NO. 220493-10-0                                  PAGE 3 OF 11 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WESCO HOLDINGS MIDWEST, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      NEBRASKA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,778,518 (see Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,778,518 (see Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,778,518  (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 44.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                      13D
  CUSIP NO. 220493-10-0                               PAGE 4 OF 11 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WESCO FINANCIAL CORPORATION
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,778,518 (see Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,778,518 (see Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,778,518 (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 44.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                      13D
  CUSIP NO. 220493-10-0                                   PAGE 5 OF 11 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BERKSHIRE HATHAWAY INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,778,518 (see Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,778,518 (see Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,778,518  (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 44.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                      13D


  CUSIP NO. 220493-10-0                                    PAGE 6 OF 11 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      OBH, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,778,518  (see Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,778,518 (see Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,778,518 (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 44.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                      13D

  CUSIP NO. 220493-10-0                                     PAGE 7 OF 11 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BLUE CHIP STAMPS
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,778,518 (see Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,778,518 (see Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,778,518  (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 44.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                      13D

  CUSIP NO. 220493-10-0                             PAGE 8 OF 11 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WARREN E. BUFFETT
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES CITIZEN
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,778,518 (see Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,778,518 (see Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,778,518 (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 44.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

  This Statement on Schedule 13D, which was originally filed on January 21, 2000 by C Acquisition Corp., a Delaware corporation ("Purchaser"), Wesco Holdings Midwest, Inc., a Nebraska corporation ("Holdings"), Wesco Financial Corporation, a Delaware corporation ("Wesco"), Berkshire Hathaway Inc., a Delaware corporation, OBH, Inc., a Delaware corporation, Blue Chip Stamps, a California corporation (together, the "Purchaser Entities") and Warren E. Buffett as part of the Tender Offer Statement on Schedule 14D-1 filed by Wesco, Holdings and Purchaser on such date, is filed in connection with Purchaser's offer to purchase all outstanding shares of common stock of CORT Business Services Corporation, a Delaware corporation and certain agreements entered into in connection therewith.

ITEM 1.   SECURITY AND ISSUER.

  The name of the subject company is CORT Business Services Corporation, a Delaware corporation (the "Company"), and the address of its principal executive offices is 11250 Waples Mill Road, Fairfax, Virginia 22030. The classes of securities to which this statement relates are the Common Stock, par value $.01 per share, and Class B Common Stock, par value $.01 per share, of the Company.

ITEM 2.   IDENTITY AND BACKGROUND.

  (a)-(c); (f) This Statement is filed by the Purchaser Entities and Mr. Buffett. The information concerning the name, state or other place of organization, principal business and address of the principal office of the Purchaser Entities and Mr. Buffett, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of Mr. Buffett and each of the executive officers and directors of each Purchaser Entity is set forth in the "Introduction" and Section 9 ("Certain Information Concerning Purchaser, Parent, Ultimate Parent and Other Purchaser Entities") and in
Schedule I of the Offer to Purchase and is incorporated herein by reference.

  (d); (e) During the last five years, none of the Purchaser Entities or Mr. Buffett, nor, to the best knowledge of any of the Purchaser Entities or Mr. Buffett, any of the directors or executive officers of any of the Purchaser Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION.

  (a)-(g); (j) The information set forth in the "Introduction," Section 6 ("Price Range of Shares; Dividends"), Section 11 ("Background of the Offer;


                                 Page 9 of 11 Pages

Contacts with the Company; the Merger Agreement, the Stockholder Agreement and Voting Agreement"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; Stockholder Approval and Appraisal Rights"), and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

  (h)-(j) The information set forth in Section 7 ("Effect of the Offer on Market for the Shares, Stock Exchange Listing, and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

  The information set forth in the "Introduction," Section 9 ("Certain Information Concerning Purchaser, Parent, Ultimate Parent and Other Purchaser Entities") and Section 11 ("Background of the Offer; Contacts with the Company; the Merger Agreement, Stockholder Agreement and Voting Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  The information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Purchaser, Parent, Ultimate Parent and Other Purchaser Entities"), and Section 11 ("Background of the Offer; Contacts with the Company; the Merger Agreement, Stockholder Agreement and Voting Agreement"), and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; Stockholder Approval and Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

  (2)(a) Offer to Purchase, dated January 21, 2000 (filed as Exhibit (a)(1) to the Schedule 14d-1 filed by Purchaser, Holdings, and Wesco on January 21, 2000 and incorporated herein by reference).

  (2)(b) Agreement and Plan of Merger, dated as of January 14, 2000, by and among Wesco, Holdings, Purchaser and the Company (filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Wesco on January 19, 2000 and incorporated herein by reference).

  (3)(a) Stockholder Agreement, dated as of January 14, 2000, among Holdings, Purchaser and Citicorp Venture Capital, Ltd. (filed as Exhibit 2.2 to the Current Report on Form 8-K filed by Wesco on January 19, 2000 and incorporated herein by reference).

  (3)(b) Voting Agreement, dated as of January 14, 2000, among Holdings, Purchaser and Robert N. Pokelwaldt (filed as Exhibit 2.3 to the Current Report on Form 8-K filed by Wesco on January 19, 2000 and incorporated herein by reference).

  There is also filed as an exhibit hereto the agreement to file Schedule 13D jointly, as required by Rule 13d-1(k).

                                 Page 10 of 11 Pages

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated:    February 15, 2000

                                       C Acquisition Corp.

                                       By: /s/ Marc D. Hamburg
                                          ________________________
                                       Name: Marc D. Hamburg
                                       Title:  Secretary and Treasurer


                                       Wesco Holdings Midwest, Inc.

                                       By: /s/ Marc D. Hamburg
                                          ________________________
                                       Name: Marc D. Hamburg
                                       Title: Secretary and Treasurer


                                       Wesco Financial Corporation

                                       By: /s/ Jeffrey L. Jacobson
                                          _________________________
                                       Name: Jeffrey L. Jacobson
                                       Title: Vice President and
                                          Chief Financial Officer


                                       Blue Chip Stamps

                                       By: /s/ Jeffrey L. Jacobson
                                          _________________________
                                       Name: Jeffrey L. Jacobson
                                       Title: Vice President and
                                          Chief Financial Officer

                                       OBH, Inc.

                                       By: /s/ Marc D. Hamburg
                                          ________________________
                                       Name: Marc D. Hamburg
                                       Title: Vice President and Treasurer


                                       Berkshire Hathaway Inc.

                                       By: /s/ Marc D. Hamburg
                                          ________________________
                                       Name: Marc D. Hamburg
                                       Title: Vice President and Treasurer


                                       /s/ Warren E. Buffett
                                       _____________________________
                                       Warren E. Buffett

                                 Page 11 of 11 Pages

                   Exhibit Required by Item 7 of Schedule 13D


                                   AGREEMENT

    The undersigned persons hereby agree that reports on Schedule 13D, and any amendments thereto, including such reports made by or as part of a Tender Offer Statement on Schedule 14D-1, may be filed in a single statement on behalf of all such persons, and further, each such person designates Marc D. Hamburg as its agent and attorney-in-fact for the purpose of executing any and all such reports required to be made by it with the Securities and Exchange Commission.

Dated:  February 15, 2000


Wesco Financial Corporation     Wesco Holdings Midwest, Inc.


By: /s/ Jeffrey L. Jacobson     By: /s/ Marc D. Hamburg
  __________________________    __________________________
Its: Vice President and         Its: Secretary and
     Chief Financial Officer         Treasurer
   _________________________      ________________________


C Acquisition Corp.             Berkshire Hathaway Inc.


By: /s/ Marc D. Hamburg         By: /s/ Marc D. Hamburg
   ___________________           ___________________

Its: Secretary and              Its: Vice President and
     Treasurer                       Treasurer
     ___________________          ___________________



OBH, Inc.                       Blue Chip Stamps


By: /s/ Marc D. Hamburg         By: /s/ Jeffrey L. Jacobson
   ___________________           __________________________
Its: Vice President and         Its: Vice President and
     Treasurer                       Chief Financial Officer
     ___________________           _________________________


/s/ Warren E. Buffett
____________________
Warren E. Buffett